UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 21, 2022, Babylon Holdings Limited, a company incorporated in Jersey under registration number 115471 (the “Company”), issued a press release announcing the results of the Company’s previously announced offer (the “Offer”) to each holder of the Company’s outstanding (i) public warrants to purchase Class A ordinary shares of the Company, par value $0.0000422573245084686 per share (the “Class A ordinary shares”), which trade on the New York Stock Exchange under the symbol “BBLN.W” (the “public warrants”), and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”) to receive 0.295 Class A ordinary shares, in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer and the Company’s accompanying solicitation of consents from holders of the warrants to amend the warrant agreement governing the warrants. The Company also announced that the Registration Statement on Form F-4, originally filed by the Company with the Securities and Exchange Commission on May 20, 2022, was declared effective on June 17, 2022.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

The following exhibit is being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated June 21, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BABYLON HOLDINGS LIMITED

Date: June 21, 2022	By:	/s/ Charlie Steel
Name: Charlie Steel
Title: Chief Financial Officer